Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

SAJAN, INC.

It is hereby certified that:

FIRST: The original Certificate of Incorporation of Sajan, Inc. (the “Corporation”), formerly known as MathStar, Inc., was filed with the Secretary of State of the State of Delaware on June 7, 2005 and was amended on May 23, 2008, and further amended on June 15, 2010 (the “Certificate of Incorporation”).

SECOND: Article 4.A of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

“ARTICLE 4.

Capital Stock

A.

1.          The total number of shares of all classes of stock that the Corporation shall have authority to issue is Forty-Five Million (45,000,000) shares consisting of: Thirty-Five Million (35,000,000) shares of common stock, $0.01 par value per share (“Common Stock”); and Ten Million (10,000,000) shares of preferred stock, $0.01 par value per share.

2.          Effective 11:59 p.m. on June 16, 2014 (the “Effective Time”), each four shares of Common Stock of the Corporation issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall automatically be combined, without any action on the part of the holder thereof, into one (1) share of fully paid and nonassessable Common Stock of the Corporation, subject to the treatment of fractional shares interests described as follows. No fractional shares of Common Stock shall be issued. No stockholder of the Corporation shall transfer any fractional shares of Common Stock. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock. A holder of Common Stock immediately prior to the Effective Time who, after the Effective Time, would otherwise be entitled to a fraction of a share of Common Stock as a result of such combination shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the holder would otherwise be entitled multiplied by the last reported per share sale price of the Common Stock as of immediately prior to the Effective Time, as reported on an over-the-counter market quotation system (or if such price is not available, then such other price as determined by the Board of Directors) and as appropriately adjusted for such combination. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”), shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

THIRD: This amendment to the Certificate of Incorporation has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President, as of June 16, 2014.

SAJAN, INC.

By:	/s/ Shannon Zimmerman
Shannon Zimmerman
President